SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

webMethods, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	54-1807654
(State of Incorporation or Organization)	(IRS Employer
Identification no.)

3930 Pender Drive, Fairfax, Virginia 22030

(Address of Principal Executive Offices)            (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A (c), please check the following box.

[    ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A (d), please check the following box.

[ X ]

Securities Act registration statement file number to which this form relates:	Not Applicable
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

Item 1: Description of Registrant’s Securities to be Registered.

     Pursuant to a Rights Agreement (the “Rights Agreement”) dated as of October 18, 2001, between webMethods, Inc. (the “Company”) and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), the Company’s Board of Directors declared a dividend of one right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (“Common Shares”), of the Company. The dividend is payable on October 18, 2001 (the “Record Date”), to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (“Series A Preferred”) at an exercise price of $100.00 (the “Purchase Price”), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below) and will expire at 5:00 p.m. New York, New York time on October 18, 2011. Certificates for the Rights (“Rights Certificates”) will not be sent to stockholders until after the Distribution Date. In addition, until the Distribution Date, the Rights will attach to and trade only together with the Common Shares. Accordingly, certificates representing the Common Shares outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

     On the Distribution Date (as defined below), the Rights will separate from the Common Shares, subject to certain exceptions contained in the Rights Agreement. Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth business day after the first date that a person or group of affiliated or associated persons (“a Person”) has made a public announcement that he has acquired beneficial ownership of 15% or more of the Common Shares then outstanding, subject to certain exceptions, or, if earlier, the date such Person actually has acquired beneficial ownership of 15% or more of the Common Shares then outstanding, subject to certain exceptions, or (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a Person commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person of 15% or more of the Company’s then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.” A Person who acquires beneficial ownership of 15% or more of the Common Shares then outstanding, subject to certain exceptions and qualifications, is an “Acquiring Person.”

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) October 18, 2011 (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities deemed to have essentially the same value as the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

     Unless the Rights are earlier redeemed or exchanged, in the event that any Person becomes an Acquiring Person, each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, the number of Common Shares determined by the formula set forth in the Rights Agreement. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after a Person becomes an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Shares are changed or exchanged, or (iii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company as determined by the formula set forth in the Rights Agreement.

Exchange Provision

     At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

     At any time on or prior to the close of business on the earlier of (i) the tenth day following the attainment of ownership of 15% or more of the Company’s then outstanding Common Shares by an Acquiring Person and (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

     No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

     The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities, to correct or supplement any inconsistent or defective provision, to shorten or lengthen any time period set forth in the Rights Agreement or to make changes that the Company deems necessary or desirable and which do not adversely affect the interests of Rights holders (other than the Acquiring Person). No time period relating to when Rights are redeemable may be changed at a time that the Rights are not redeemable. No supplement or amendment may be made that changes the Redemption Price.

Rights and Preferences of the Series A Preferred

     Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights

     Rights will not have any voting rights.

Certain Anti-Takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported results per share, should not be subject to federal income taxation by the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Item 2. Exhibits

EXHIBIT NO.	DESCRIPTION

3.1*	Fifth Amended and Restated Certificate of Incorporation of webMethods, Inc., as amended
3.2**	Amended and Restated Bylaws of webMethods, Inc.
4.1	Rights Agreement, dated as of October 18, 2001, between webMethods, Inc. and American Stock Transfer & Trust Company, including the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, the Form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.

*	incorporated by reference to webMethods’ Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 001-15681)

**	incorporated by reference to webMethods’ Registration Statement on Form S-1 (File No. 333-91309)

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 13, 2001	webMethods, Inc.

By: /s/ Phillip Merrick Phillip Merrick Chairman and Chief Executive Officer